UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 2)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
DIANA SHIPPING INC.
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))
Common Stock, par value of $0.01 per share
(Title of Class of Securities)

Y2066G104
(CUSIP Number of Class of Securities)

Mr. Ioannis Zafirakis
Diana Shipping Inc.
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
Tel:  + 30-210-9470-100
(Name, address and telephone number of person authorized to receive notices and communication on behalf of Filing Persons)

Copy to:

Edward S. Horton, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
CALCULATION OF REGISTRATION FEE

Transaction Valuation*	Amount of Filing Fee**
$10,625,000.00	$1,287.75

*	Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 3,125,000 shares of common stock at the tender offer price of $3.40 per share.

**	The Amount of Filing Fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $121.20 for each $1,000,000.00 of the value of the transaction.

☒
Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,212.00	Filing Party: Diana Shipping Inc.

Form or Registration No.: Schedule TO	Date Filed: April 15, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:
☐         third party tender offer subject to Rule 14d-1.
☒         issuer tender offer subject to Rule 13e-4.
☐         going private transaction subject to Rule 13e-3.
☐         amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐         Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐         Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO
This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission by Diana Shipping Inc., a Marshall Islands corporation ("Diana Shipping" or the "Company"), on April 15, 2019. The Schedule TO relates to the offer by the Company to purchase up to 3,125,000 shares of its common stock, par value of $0.01 per share (the "common stock"), at a price of $3.20 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 15, 2019 (as supplemented by the Supplement No. 1 to the Offer to Purchase dated May 7, 2019, the "Offer to Purchase")  and in the related Letter of Transmittal (the "Letter of Transmittal").
The purpose of this Amendment No. 2 is to amend and supplement the Schedule TO, the Offer to Purchase and the Letter of Transmittal to reflect an amendment to the Offer to Purchase and the Letter of Transmittal to (a) increase the purchase price from $3.20 to $3.40 per share and (b) extend the expiration date from May 13, 2019 to May 28, 2019.

Except as otherwise set forth in this Amendment No. 2, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 2. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO. You should read this Amendment No. 2 together with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.
The Offer to Purchase and Items 1 through 11 of the Schedule TO.
The Offer to Purchase and Items 1 through 11 of the Schedule TO, as amended, are hereby amended and supplemented as follows:
Each reference to "$3.20" in the Offer to Purchase and Letter of Transmittal is hereby amended by replacing it with "$3.40". Each reference to "May 13, 2019" in the Offer to Purchase and Letter of Transmittal is hereby amended by replacing it with "May 28, 2019".
Item 12 of the Schedule TO.
Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibits:
(a)(1)(I)**	Press Release dated May 14, 2019.
 _____________________
** Filed herewith.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: May 14, 2019	DIANA SHIPPING INC.

By:	/s/ Simeon P. Palios
Name:	Simeon P. Palios
Title:	Director, Chief Executive Officer and Chairman of the Board

EXHIBIT INDEX
(a)(1)(A)*	Offer to Purchase dated April 15, 2019.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated April 15, 2019.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated April 15, 2019.
(a)(1)(F)*	Press Release dated April 15, 2019.
(a)(1)(G)*	Supplement No. 1 to the Offer to Purchase dated May 7, 2019.
(a)(1)(H)*	Press Release dated May 7, 2019.
(a)(1)(I)**	Press Release dated May 14, 2019.
(a)(2)	Not Applicable.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)	Not Applicable.
(b)	Not Applicable.
(d)(1)	Stockholders Rights Agreement dated January 15, 2016, incorporated by reference to Exhibit 4.1 to the Company's Form 8-A12B/A filed on January 15, 2016.
(d)(2)
Bond Terms for the Company's 9.50% senior unsecured callable bond issue 2018/2023, by and between the Company and Nordic Trustee AS, as trustee, dated September 26, 2018, incorporated by reference to Exhibit d(2) of the Company's Tender Offer on Schedule TO filed on November 21, 2018.

(g)	Not Applicable.
(h)	Not Applicable.
________________________
* Previously filed.
** Filed herewith.